EXHIBIT 3.4

PARKWAY PROPERTIES, INC.

ARTICLES SUPPLEMENTARY

PARKWAY PROPERTIES, INC., a Maryland corporation, having its principal office in Baltimore City, Maryland (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation by Article V Section 3 of the Articles of Incorporation, as amended, of the Corporation, the Board of Directors has duly reclassified 2,760,000 shares of 8.75% Series A Cumulative Redeemable Preferred Stock, par value $.001 per share, of the Corporation into 2,760,000 shares of Common Stock, par value $.001 per share, of the Corporation.

SECOND: The reclassification increases the number of shares classified as Common Stock from 62,297,143 shares immediately prior to the reclassification to 65,057,143 shares immediately after the reclassification. The reclassification decreases the number of shares classified as 8.75% Series A Cumulative Redeemable Preferred Stock from 2,760,000 shares immediately prior to the reclassification to no shares immediately after the reclassification.

THIRD: The terms of the Common Stock as set by the Board of Directors, including preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption, are the same, in all respects, as those terms of the Common Stock set forth in the Corporation's Articles of Incorporation, as amended.

IN WITNESS WHEREOF, PARKWAY PROPERTIES, INC. has caused these presents to be signed in its name and on its behalf by its President and witnessed by its Secretary on July 8, 2003.

WITNESS: PARKWAY PROPERTIES, INC.

/s/ Marshall A. Loeb   /s/ Steven G. Rogers
Marshall A. Loeb, Secretary   Steven G. Rogers, President

THE UNDERSIGNED, President of PARKWAY PROPERTIES, INC., who executed on behalf of the Corporation the Articles Supplementary of which this certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles Supplementary to be the corporate act of said Corporation and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.

/s/ Steven G. Rogers
Steven G. Rogers